UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*

                               Gantos, Inc.
                             (Name of Issuer)

                 Common Shares, par value $.01 per share
                      (Title of Class of Securities)

                                36473U 10 5
                              (CUSIP Number)

  L. Douglas Gantos, 3260 Patterson S.E., Grand Rapids, Michigan 49512
                              (616) 949-7000
       (Name, Address, and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              June 26, 1996
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 36473U 10 5                                    Page 2 of 8 Pages

___________________________________________________________________________

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     L. Douglas Gantos   ###-##-####
___________________________________________________________________________

(2)  Check the Appropriate Box If a Member of a Group*
     (a) [   ]
     (b) [ X ]
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds*
     N/A
___________________________________________________________________________

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [   ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization

     United States of America
___________________________________________________________________________

                     (7)  Sole Voting Power: 110,000
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 0
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power: 110,000
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000
___________________________________________________________________________

(12) Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [   ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  1.4%
___________________________________________________________________________

(14) Type of Reporting Person*  IN
___________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include Both Sides of the Cover Page, Responses to Items 1-7 (Including Exhibits) of the Schedule, and the Signature Attestation.

CUSIP NO. 36473U 10 5                                              Page 3 of 8


Item 1.        Security and Issuer.

        The title of the class of equity securities to which this statement relates is Common Shares, par value $.01 per share ("Common Stock"), of Gantos, Inc., a Michigan corporation ("Gantos"). The address of Gantos' principal executive offices is 3260 Patterson, S.E., Grand Rapids, Michigan 49512.


Item 2.        Identity and Background.

        This statement is being filed by L. Douglas Gantos, individually and as successor trustee of the L. Douglas Gantos Trust under a Trust Agreement dated July 16, 1976, between L. Douglas Gantos, as settlor, and Richard L. Gantos, as trustee, as amended (the "Trust"). L. Douglas Gantos', the Trust's and Gantos' principal business and office address is 3260 Patterson, S.E., Grand Rapids, Michigan 49512.

        L. Douglas Gantos' present principal occupation or employment is Chief Executive Officer, Chairperson of the Board and a Director of Gantos, a women's specialty retailer of apparel and accessories. The Trust is a revocable grantor trust which formerly held Common Stock.

        Neither L. Douglas Gantos nor the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither L. Douglas Gantos nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        L. Douglas Gantos is a citizen of the United States of America. The Trust is governed by Michigan law.


Item 3.        Source and Amount of Funds or Other Consideration.

        This Schedule 13D is being filed to report the sale by the Trust of 290,800 shares of Common Stock in June 1996 pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Act").

CUSIP NO. 36473U 10 5                                              Page 4 of 8


Item 4.        Purpose of Transaction.

        The Trust sold 290,800 shares of Common Stock primarily to realize the value of the Common Stock held by the Trust. The $1,570,938 gross proceeds from the sale of 290,800 shares of Common Stock by the Trust were and are being used primarily for personal purposes.

        L. Douglas Gantos has no current plans or proposals to acquire additional Common Stock except that, from time to time, he may acquire additional Gantos Common Stock, including, without limitation, through the receipt, exercise or vesting of options or restricted stock granted or awarded to him under the Amended and Restated Gantos, Inc. Stock Option Plan or under the Gantos, Inc. 1996 Stock Option Plan and through purchases of Common Stock pursuant to the Gantos, Inc. Employee Stock Purchase Plan. L. Douglas Gantos may dispose of some or all of the Gantos Common Stock which he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Company), gift, pledge or otherwise, including, without limitation, sales of Common Stock by L. Douglas Gantos pursuant to Rule 144 under the Act or otherwise. Mr. Gantos reserves the right not to dispose of all or part of such Common Stock if he determines such disposal would not be in his best interest at that time.

        L. Douglas Gantos has no current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gantos or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of Gantos or any of its subsidiaries,
(iii) any change in the present board of directors or management of Gantos, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board (except that the Company might add additional management and outside directors in the future if appropriate candidates are identified and consent to serve), (iv) any material change in Gantos' present capitalization or dividend policy, except as described above,
(v) any other material change in Gantos' business or corporate structure, (vi) any changes in Gantos Articles of Incorporation or Bylaws or other actions which are intended to impede the acquisition of control of Gantos by any person, (vii) causing Common Stock to cease to be authorized to be quoted in The Nasdaq National Market, (viii) causing any of Gantos' equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to those listed above.

CUSIP NO. 36473U 10 5                                              Page 5 of 8


Item 5.        Interest in Securities of the Issuer.

        The number of shares and percentage of Common Stock beneficially owned by L. Douglas Gantos and the Trust are as follows:

                                   Number                      Percent
                                   ------                      -------
L. Douglas Gantos                 110,000  (2)                   1.4%  (1)

(1) Based on the 7,579,288 shares of Common Stock reported as outstanding as of June 7, 1996 in the Gantos Quarterly Report on Form 10-Q for the quarter ended May 4, 1996.

(2) The shares shown above as beneficially owned by L. Douglas Gantos consist of (i) shares of restricted Common Stock awarded to L. Douglas Gantos under the Amended and Restated Gantos, Inc. Stock Option Plan, and (ii) 60,000 shares that L. Douglas Gantos has the right to acquire within 60 days of June 24, 1996 pursuant to an option granted to him under the Amended and Restated Gantos, Inc. Stock Option Plan. Such shares of restricted Common Stock vest in one-third cumulative annual increments beginning March 31, 1996, and they vest immediately upon termination of Mr. Gantos' employment and consultation with Gantos unless such termination is by Gantos for cause or by Mr. Gantos without good reason. In addition, Mr. Gantos has been granted the following options to purchase Common Stock under such plan:

                                    Percent Vested
                                          at
Date of     Number of    Exercise      June 24,        Number    Vesting
 Grant       Shares        Price         1996          Vested    Schedule
- -------     ---------    --------   ---------------    ------    -------
3/31/95      180,000        $4.16         33.3%        60,000    33.3% a year
                                                                 starting 3/31/96*
3/19/96       50,000        $3.375           0              0    33.3% a year
                                                                 starting 3/19/97*

* Such options also vest immediately upon the termination of Mr. Gantos' employment and consultation with Gantos pursuant to a letter agreement, dated March 27, 1995, as amended on March 19, 1996.

        The vesting of these options will increase L. Douglas Gantos' beneficial ownership of Common Stock. If the above options were fully vested,
L. Douglas Gantos would beneficially own 280,000 shares of Common Stock, or 3.6% of the outstanding shares.

CUSIP NO. 36473U 10 5                                              Page 6 of 8


        L. Douglas Gantos has sole voting and investment power over the Common Stock listed above as owned by L. Douglas Gantos, except that the restricted Common Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered during the restricted period applicable to such shares.

        The following transactions in Gantos Common Stock have been effected since the June 6, 1996 date of Amendment No. 7 to this
Schedule 13D by the Trust and L. Douglas Gantos.

Identity of
  Person
 Effecting                        Number            Purchase       Price Per
Transaction       Date           of Shares           or Sale         Share
- -----------       ----           ---------          --------       ---------
Trust            6/24/96           10,000             Sale          $5.9375
Trust            6/25/96           12,000             Sale          $5.6875
Trust            6/25/96            8,000             Sale          $5.8750
Trust            6/25/96            5,000             Sale          $5.9375
Trust            6/26/96           31,000             Sale          $5.5000
Trust            6/26/96            5,000             Sale          $5.6875
Trust            6/27/96          219,800             Sale          $5.3125

- ---------
(1) These transactions were sales by the Trust pursuant to Rule 144 under The Act in broker's transactions or to market makers.

        Only L. Douglas Gantos is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock set forth in the first table above in this Item 5.

        L. Douglas Gantos ceased to be the beneficial owner of less than 5 percent of Common Stock on June 25, 1996.


Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

        The Trust is a revocable grantor trust providing the trustee with voting and investment power over the securities held in the Trust. L. Douglas Gantos is the trustee of the Trust.

CUSIP NO. 36473U 10 5                                              Page 7 of 8



        The options granted, and restricted stock awarded to L. Douglas Gantos under the Amended and Restated Gantos Inc. Stock Option Plan are described in
Item 5 and are evidenced by Stock Option Agreements and a Restricted Stock Agreement between L. Douglas Gantos and Gantos. The options are not transferrable other than by will or the laws of descent and distribution. The restricted Common Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered during the restricted period applicable to such shares.


Item 7.        Material to be Filed as Exhibits.

Exhibit
Number                Description
- -------               -----------

1.                    Trust Agreement dated July 16, 1976, between
                      L. Douglas Gantos, as settlor, and Richard L. Gantos, as trustee, as amended, incorporated by reference to Exhibit 4 to Amendment No. 2 to the
                      Schedule 13D filed by L. Douglas Gantos dated
                      July 29, 1992.

2.                    Gantos, Inc. Amended and Restated Stock Option
                      Plan, as amended and restated March 31, 1995, incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule 13D filed by L. Douglas Gantos dated April 7, 1995.

CUSIP NO. 36473U 10 5                                              Page 8 of 8


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 11, 1996                               /s/  L. Douglas Gantos
                                                   ------------------------
                                                   L. Douglas Gantos